17003332

SEC FOCUSN NON-PUBLIC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 02 2017
Washington DC 416

SEC FILE NUMBER: 8-14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Lincoln Financial Securities Corporation**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street
(No. and Street)

Fort Wayne	Indiana	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat **(336) 691-3486**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street		Philadelphia, PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Carl R. Pawsat**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Lincoln Financial Securities Corporation**, as of **December 31**, 20**16**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBYN F EDWARDS
NOTARY PUBLIC
GUILFORD COUNTY
STATE OF NORTH CAROLINA

Signature

Interim Financial and Operations Principal
Title

Robyn F. Edwards
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Securities Corporation

Financial Statements and Supplementary Information

Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Securities®
A member of Lincoln Financial Group

Lincoln Financial Securities Corporation

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Securities Corporation

We have audited the accompanying statement of financial condition of Lincoln Financial Securities Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), as of December 31, 2016, and the related statement of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Securities Corporation at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 28, 2017

Lincoln Financial Securities Corporation

Statement of Financial Condition

		December 31, 2016
Assets		
Cash and invested cash	$	15,975,525
Commissions and fees receivable from third parties		7,787,165
Commissions and fees receivable from affiliates		317,673
Due from affiliates		267,907
Other assets		20,859,973
Net property and equipment (accumulated depreciation: 2016 - $559,897)		2,311,856
Total assets	$	47,520,099
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	$	1,273,452
Due to affiliates		2,543,508
Accrued commissions		6,330,980
Accrued compensation and benefits		963
Other liabilities		13,954,688
Total liabilities		24,103,591
Stockholder's equity:		
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding		50,000
Additional paid-in capital		33,730,325
Accumulated deficit		(10,363,817)
Total stockholder's equity		23,416,508
Total liabilities and stockholder's equity	$	47,520,099

See accompanying notes.

Lincoln Financial Securities Corporation

Statement of Income

	Year Ended December 31, 2016
Revenues:	
Commissions and fees from third parties	$ 88,535,734
Commissions and fees from affiliates	19,123,263
Other	7,983,178
Interest	22,902
Total revenues	115,665,077
Expenses:	
Commissions and agency expenses	98,749,153
Salaries, wages, and benefits	8,430,036
Other general and administrative expenses	10,034,773
Total expenses	117,213,962
Income (loss) before income tax expense	(1,548,885)
Income tax expense (benefit)	(206,830)
Net income (loss)	$ (1,342,055)

See accompanying notes.

Lincoln Financial Securities Corporation

Statement of Changes in Stockholder's Equity

	Year Ended December 31, 2016
Common stock:	
Balance as of beginning and end of year	$ 50,000
Additional paid-in capital:	
Balance as of beginning and end of year	33,730,325
Accumulated deficit:	
Balance as of beginning of year	(9,021,762)
Net income (loss)	(1,342,055)
Balance as of end of year	(10,363,817)
Total stockholder's equity as of end of year	$ 23,416,508

See accompanying notes.

Lincoln Financial Securities Corporation

Statement of Cash Flows

	Year Ended December 31, 2016
Cash flows from operating activities	
Net income (loss)	$ (1,342,055)
Adjustments to reconcile net income (loss) to net cash	
Provided by (used in) operating activities:	
Depreciation on property and equipment	305,785
Change in commissions and fees receivable from third parties	6,588
Change in commissions and fees receivable from affiliates	4,167
Change in due from affiliates	(15,006)
Change in other assets	(1,322,758)
Change in payable to vendors	226,229
Change in due to affiliates	421,408
Change in accrued commissions	(384,710)
Change in accrued compensation and benefits	(19,331)
Change in other liabilities	927,221
Net cash provided by (used in) operating activities	(1,192,462)
Cash flows from investing activities	
Purchase of property and equipment	(260,258)
Net cash used in investing activities	(260,258)
Net increase (decrease) in cash and invested cash	(1,452,720)
Cash and invested cash as of beginning of year	17,428,245
Cash and invested cash as of end of year	$ 15,975,525
Supplemental disclosure of cash flow information	
Income tax receipts	$ (2,818,709)

See accompanying notes.

Lincoln Financial Securities Corporation

Notes to Financial Statements

December 31, 2016

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFS is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorized cash and invested cash in Level 1 of the fair value hierarchy. Cash and invested cash included $14,900,000 of securities which were subject to haircuts in the computation of net capital.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a trade-date basis. Advisory fee income, asset-based revenue and corresponding commission expenses are recorded as earned based on a contractual percentage of customer account values.

Commission and fees from third parties on the Statement of Income includes revenue from the distribution of non-affiliated securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. Commission and fees from affiliates on the Statement of Income includes revenue from the distribution of affiliated variable insurance products.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Revenues, Expenses, Other Assets and Other Liabilities related to AdviceNext^{SM}

As discussed in Note 2, the Company entered into an agreement with the Company's clearing provider to launch *AdviceNext^{SM}*. The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue and are being recognized over the contract period in other revenue on the Statement of Income.

The launch of *AdviceNext^{SM}* results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized and will be amortized over the contract period in other general and administrative expenses on the Statement of Income.

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets.

Deferred Compensation

Certain LFS employees participate in a deferred compensation plan sponsored and administered by LNC. LFS is allocated appropriate expenses related to the plan by LNC. LFS reports current period expense in salaries, wages, and benefits on the Statement of Income with the liability in accrued compensation and benefits on the Statement of Financial Condition.

Stock-Based Compensation

Certain LFS employees participate in stock-based compensation programs sponsored and administered by LNC. LFS is allocated appropriate expenses related to the program by LNC. LFS reports current period expense in salaries, wages, and benefits on the Statement of Income with the nonexercised portion in accrued compensation and benefits on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Loans to Registered Representatives

LFS has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the Statement of Financial Condition. LFS reported loan receivables, net of amortization, of $2,433,158 as of December 31, 2016, in other assets on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standards

The following table provides a description of our adoption of new Accounting Standard Updates ("ASUs") issued by the FASB and the impact of the adoption on our financial statements:

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-09, Improvements to Employee Share-based Payment Accounting	These amendments require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled rather than through additional paid in capital in the equity section of the balance sheet. The amendments also permit an employer to repurchase an employee's shares at the maximum statutory tax rate in the employee's applicable jurisdiction for tax withholding purposes without triggering liability accounting. Finally, the amendments permit entities to make a one-time accounting policy election to account for forfeitures as they occur. Specific adoption methods depend on the issue being adopted and range from prospective to retrospective adoption. Early adoption is permitted, however all amendments must be adopted in the same period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year which includes that interim period.	Early adopted as of October 1, 2016	The adoption of this ASU did not have a material effect on our Statement of Financial Condition or Statement of Income.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers & ASU 2015-14, Revenue from Contracts with Customers; Deferral of the Effective Date	This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods and services. The amendments define a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligation. Retrospective application is required. After performing extensive outreach, the FASB decided to delay the effective date of ASU 2014-09 for one year. Early application is permitted but only for annual reporting periods beginning after December 15, 2016.	January 1, 2018	We continue to evaluate the impact of adopting this ASU on our revenue recognition for contracts within scope.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach which includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	We are currently identifying all of our leases that will be within the scope of this standard; as such we continue to evaluate the quantitative impact of adopting this ASU on the Statement of Financial Condition. Based on our initial assessment, we do not expect there to be a significant difference in our pattern of lease expense recognition under this ASU.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net)	These amendments clarify the implementation guidance on principal versus agent considerations in ASU 2014-09, including how an entity should identify the unit of accounting for the principal versus agent evaluation. In addition, the amendments clarify how to apply the control principle to certain types of arrangements, such as service transactions, by explaining what a principal controls before the good or service is transferred to the customer. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are currently evaluating the impact of adopting this ASU on our Statement of Financial Condition and Statement of Income. See comments under ASU 2014-09 for more information.
ASU 2016-10, Identifying Performance Obligations and Licensing	These amendments clarify, among other things, the accounting guidance in ASU 2014-09 regarding how an entity will determine whether promised goods or services are separately identifiable, which is an important consideration in determining whether to account for goods or services as a separate performance obligation. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are currently evaluating the impact of adopting this ASU on our Statement of Financial Condition and Statement of Income. See comments under ASU 2014-09 for more information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers	These amendments clarify thirteen issues related to the adoption of ASU 2014-09. The most significant issue of these amendments for us is the clarification that all contracts within the scope of Topic 944 are excluded from the scope of ASU 2014-09, rather than just insurance contracts as described in ASU 2014-09. Transition requirements are consistent with ASU 2014-09.	January 1, 2018	We are currently evaluating the impact of adopting this ASU on our Statement of Financial Condition and Statement of Income. See comments under ASU 2014-09 for more information.

2. Launch of *AdviceNext*[SM]

Effective September 30, 2013, Lincoln Financial Network ("LFN"), the retail wealth management affiliate of LNC and the marketing name for LFS and Lincoln Financial Advisors Corporation ("LFA"), a broker-dealer affiliate, entered into an agreement with LFN's clearing provider to launch *AdviceNext*[SM], a new integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors. This initiative requires a significant, multi-year investment and is also being supported by significant platform investment by the Company's clearing provider.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The agreement also provides for the repayment of the business development credits under certain circumstances, including if LFN does not meet minimum client account asset levels or if LFN terminates the contract prior to its contractual end date, September 30, 2025. LFN allocated the business development credits to LFS and LFA accordingly. LFS reported $9,090,000 in business development credits receivable in other assets on the Statement of Financial Condition as of December 31, 2016. The business development credits are recorded as deferred revenue and will be recognized over the contract period. LFS recognized $1,196,250 in revenue related to the business development credits in 2016, and reported $10,132,187 of deferred revenue in other liabilities on the Statement of Financial Condition as of December 31, 2016.

The launch of *AdviceNext*[SM] results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider, that would not have been incurred but for the acquisition of the agreement and qualify for capitalization. LFS reported capitalized costs, net of amortization, of $8,435,682 in other assets on the Statement of Financial Condition as of December 31, 2016, and amortized costs of $903,613 during 2016.

In addition to the capitalized costs described above, the Company reported capitalized internal use software development costs, net of depreciation, related to *AdviceNext*[SM] of $2,311,856 as of December 31, 2016, and accumulated depreciation of $559,897 in 2016.

3. Income Taxes

The income tax expense (benefit) was as follows:

	Year Ended December 31, 2016
Federal income tax expense (benefit):	
Current	$ (2,811,984)
Deferred	2,439,557
Federal income tax expense (benefit)	(372,427)
State income tax expense (benefit):	
Current	222,603
Deferred	(57,006)
State income tax expense (benefit)	165,597
Total income tax expense (benefit)	$ (206,830)

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31, 2016
Federal tax rate times pretax income (loss)	$ (542,109)
Effect of:	
State tax expense	107,638
Permanent adjustments	227,641
Income tax expense (benefit)	$ (206,830)
Effective tax rate	13.4%

The effective tax rate is the ratio of tax expense (benefit) over pretax income (loss).

3. Income Taxes (continued)

The income tax asset (liability) was as follows:

	December 31, 2016
Federal income tax asset (liability):	
Current	$ (410,375)
Deferred	(2,835,226)
Federal income tax asset (liability)	(3,245,601)
State income tax asset (liability):	
Current	673,585
Deferred	(7,423)
State income tax asset (liability)	666,162
Total current income tax asset (liability)	263,210
Total deferred income tax asset (liability)	(2,842,649)
Total income tax asset (liability)	$ (2,579,439)

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2016
Deferred tax assets	
Accrued liabilities	$ 197,230
Planner loans	341,514
Total deferred tax assets	$ 538,744
Deferred tax liabilities	
AdviceNext[SM]	2,587,724
Other	793,669
Total deferred tax liabilities	3,381,393
Net deferred tax assets (liabilities)	$ (2,842,649)

3. Income Taxes (continued)

Current federal income taxes payable is included in due to affiliates on the Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2016, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service, however tax years 2013 and forward remain open.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFS has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services. During 2016 total allocations were $17,073,717, which is reported in salaries, wages, and benefits and other general and administrative expenses on the Statement of Income.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2016. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFS's financial position.

5. Contingencies (continued)

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFS operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2016
Minimum net capital requirement	$ 250,000
Net capital	7,372,686
Excess net capital	$ 7,122,686

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Securities Corporation

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2016

Computation of net capital		
Stockholder's equity	$	23,416,508
Less non-allowable assets:		
Commissions and fees receivable		1,528,026
Due from affiliates		267,907
Other assets		11,626,439
Net property and equipment		2,311,856
Total non-allowable assets		15,734,228
Other deductions		11,594
Net capital before haircuts on securities positions		7,670,686
Haircuts on securities		298,000
Net capital	$	7,372,686
Computation of alternate net capital requirements		
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$	-
Greater of $250,000 or 2% of combined aggregate debit items	$	250,000
Excess net capital	$	7,122,686
Excess net capital at 120% of minimum net capital requirement	$	7,072,686

No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing as of December 31, 2016.

Lincoln Financial Securities Corporation

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Securities Corporation is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Lincoln Financial Securities Corporation

Schedule III – Statement Regarding Information Relating to Possessions or Control of Securities Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Securities Corporation did not maintain possession or control of any customer funds or securities and is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

Lincoln
Financial Securities®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Securites Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

February 17, 2017

Carl Pawsat, CPA
Director, Broker-Dealer Accounting and Reporting
Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Rd.
Radnor, PA 19087

Re: Exemption from Requirement to Engage Independent Public Accountant

Dear Mr. Pawsat:

I received your letter dated February 13, 2017 on behalf of Lincoln Financial Distributors, Inc. ("LFD") regarding the applicability of the exemption provided to broker-dealers in paragraph (e)(1)(i)(A) of Rule 17a-5 (17 CFR 240.17a-5). That self-executing provision exempts broker-dealers from the requirement to engage an independent public accountant if, among other things, the securities business of the broker-dealer has been limited to acting as broker (agent) for a single issuer in soliciting subscriptions for securities of the issuer, the broker has promptly transmitted the issuer all funds and promptly delivered to the subscriber all securities received in connection with the transaction, and the broker has not otherwise held funds or securities for or owed money or securities to customers.

I understand from your letter that LFD's business is limited to acting as agent solely on behalf of Lincoln National Life Company ("LNL") and its wholly-owned subsidiary, Lincoln Life and Annuity Company of New York ("LNY"). I further understand that LNY conducts business exclusively in New York state, and that LNL conducts business exclusively outside of New York. In subsequent correspondence, you have represented that structures such as these are designed to avoid the application of the extraterritorial effect of several New York insurance laws to the business that is conducted outside of New York. Based upon your representations, the staff of the Division of Trading and Markets (the "Division") does not believe that LFD is disqualified from applying the exemption provided under paragraph (e)(1)(i)(A) on the basis that LFD is acting on behalf of more than one issuer.

You should understand that this letter expresses a staff position and does not purport to state any legal conclusion or factual finding on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Michael A. Macchiaroli

cc: Roberta Devorsky, FINRA

Lincoln Financial Distributors®
A member of Lincoln Financial Group

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087-5221

Carl R. Pawsat
Direct Line: (336) 691-3486
E-mail: carl.pawsat@lfg.com

February 13, 2017

Thomas K. McGowan
Associate Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: **Confirmation to Not Engage an Independent Public Accountant to Provide Reports under Securities Exchange Act Rule 17a-5**

Dear Mr. McGowan:

Lincoln Financial Distributors ("LFD") requests confirmation that the staff of the Division of Trading and Markets ("Division") of the Securities and Exchange Commission ("Commission") would not recommend enforcement action to the Commission if LFD does not engage an independent public accountant to provide the reports required under Rule 17a-5, paragraph (d)(1)(i)(C), of the Securities Exchange Act of 1934 ("Exchange Act").(1)

LFD, the wholesale broker-dealer of Lincoln National Corporation ("LNC"), is a Commission-registered broker-dealer under Section 15(b) of the Exchange Act and is a member of the Financial Industry Regulatory Authority, Inc. Pursuant to Exchange Act Rule 17a-5(e)(1)(i)(A),(2) LFD is not required to engage an independent public accountant to provide the reports required under Exchange Act Rule 17a-5(d)(1)(i)(C),(1) as LFD, since its inception, has had its securities business limited solely to "acting as broker (agent) for the issuer in soliciting subscriptions for securities of the issuer." The issuer for all non-New York securities business is The Lincoln National Life Company ("LNL"), a subsidiary of LNC, and for all New York securities business is The Lincoln Life and Annuity Company of New York, a subsidiary of LNL.

Furthermore, LFD operates in the business-to-business, not the business-to-consumer, space and is a wholesale, not a retail, broker-dealer. LFD has never had any retail customers or accounts, nor has it ever collected funds from any retail customers. As such, (i) the prompt transmittal of funds to the issuer, (ii) the prompt delivery of securities to the subscriber of all securities received in connection with the transaction, and (iii) not otherwise holding funds or securities for or owing money or securities to customers are inapplicable to LFD.

---

(1) 17 CFR 240.17a-5(d)
(2) 17 CFR 240.17a-5(e)

Lincoln Financial Distributors®
A member of Lincoln Financial Group

Lincoln Financial Distributors, Inc.
130 N. Radnor-Chester Road
Radnor, PA 19087-5221

Carl R. Pawsat
Direct Line: (336) 691-3486
E-mail: carl.pawsat@lfg.com

Accordingly, we request that the Division not recommend enforcement action to the Commission if LFD does not engage an independent public accountant to provide the reports required under paragraph (d)(1)(i)(C) of Exchange Act Rule 17a-5.[1]

We appreciate your assistance with this matter and please contact me at (336) 691-3486 if you have any questions.

Sincerely,

Carl Pawsat
Director & Interim Financial and Operations Principal

cc: Timothy C. Fox, SEC
Roberta Devorsky, FINRA
Patrick J. Caulfield, LFD
Kristine H. Toscano, LFD

Lincoln Financial Securities Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) for the year ended December 31, 2016, except as described below:

    a. Check made payable to third party was not promptly forwarded (January 5, 2016).
    b. Check made payable to third party was not promptly forwarded (January 7, 2016).
    c. Check made payable to third party was not promptly forwarded (February 1, 2016).
    d. Check made payable to third party with incomplete documentation record (February 1, 2016).
    e. Check made payable to third party was not promptly forwarded (February 8, 2016).
    f. Check made payable to third party with incomplete documentation record (February 15, 2016).
    g. Check made payable to third party was not promptly forwarded (February 26, 2016).
    h. Check made payable to third party with incomplete documentation record (February 29, 2016).
    i. Check made payable to third party was not promptly forwarded (March 4, 2016).
    j. Check made payable to third party was not promptly forwarded (March 15, 2016).
    k. Check made payable to third party with incomplete documentation record (March 28, 2016).
    l. Check made payable to third party with incomplete documentation record (April 1, 2016).
    m. Check made payable to third party was not promptly forwarded (April 22, 2016).
    n. Check made payable to third party with incomplete documentation record (May 1, 2016).
    o. Check made payable to third party was not promptly forwarded (May 27, 2016).
    p. Check made payable to third party with incomplete documentation record (June 13, 2016).
    q. Check made payable to third party with incomplete documentation record (June 17, 2016).
    r. Check made payable to third party with incomplete documentation record (July 1, 2016).
    s. Check made payable to third party with incomplete documentation record (July 11, 2016).
    t. Check made payable to third party with incomplete documentation record (July 11, 2016).
    u. Check made payable to third party was not promptly forwarded (July 11, 2016).
    v. Check made payable to third party with incomplete documentation record (August 1, 2016).
    w. Check made payable to third party with incomplete documentation record (August 5, 2016).
    x. Check made payable to third party with incomplete documentation record (August 8, 2016).
    y. Check made payable to third party with incomplete documentation record (August 15, 2016).
    z. Check made payable to third party with incomplete documentation record (September 30, 2016).
    aa. Check made payable to third party with incomplete documentation record (October 28, 2016).

Lincoln Financial Securities Corporation

Exemption Report (continued)
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 28, 2017

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 5500
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Lincoln Financial Securities Corporation

We have reviewed management's statements, included in the accompanying Lincoln Financial Securities Corporation Exemption Report, in which (1) Lincoln Financial Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii)(the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), 2(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2017

Lincoln Financial Distributors, Inc.

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 28, 2017

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. § 240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, office, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 28, 2017

[signature]

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal

ROBYN F EDWARDS
NOTARY PUBLIC
GUILFORD COUNTY
STATE OF NORTH CAROLINA

Robyn F. Edwards

Notary Public

Lincoln Financial Advisors Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2016

Lincoln Financial Advisors Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) for the year ended December 31, 2016, except as described below:

   a. Check made payable to third party was not promptly forwarded (January 12, 2016).
   b. Check made payable to third party was not promptly forwarded (January 19, 2016).
   c. Check made payable to third party was not promptly forwarded (January 19, 2016).
   d. Check made payable to third party was not promptly forwarded (January 29, 2016).
   e. Check made payable to third party was not promptly forwarded (February 1, 2016).
   f. Check made payable to third party was not promptly forwarded (February 16, 2016).
   g. Check made payable to third party was not promptly forwarded (February 23, 2016).
   h. Check made payable to third party was not promptly forwarded (February 25, 2016).
   i. Check made payable to third party was not promptly forwarded (March 7, 2016).
   j. Check made payable to third party was not promptly forwarded (March 11, 2016).
   k. Check made payable to third party was not promptly forwarded (April 19, 2016).
   l. Check made payable to third party was not promptly forwarded (July 15, 2016).
   m. Check made payable to third party was not promptly forwarded (August 3, 2016).
   n. Check made payable to third party was not promptly forwarded (August 17, 2016).
   o. Check made payable to third party was not promptly forwarded (August 26, 2016).
   p. Check made payable to third party was not promptly forwarded (September 26, 2016).

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 28, 2017

Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal